SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NET REVENUE OF R$3.8 BILLION AND EBITDA OF R$1.5 BILLION IN 1Q11

São Paulo, May 3, 2011

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its results for the first quarter of 2011 (1Q11), in accordance with Brazilian accounting principles and International Financial Reporting Standards (IFRS), and denominated in Brazilian Reais (R$). All comments presented herein refer to the Company’s consolidated results and comparisons refer to the fourth quarter of 2010 (4Q10) and the first quarter of 2010 (1Q10), unless otherwise stated. The Real/U.S. Dollar exchange rate on March 31, 2011 was R$1.6287.

Consolidated Highlights	1Q10	4Q10	1Q11	1Q11 x 1Q10 (Var%)	1Q11 x 4Q10 (Var%)
Net Revenue	3,185	3,444	3,789	19%	10%
Gross Profit	1,404	1,516	1,556	11%	3%
Adjusted EBITDA	1,289	1,442	1,529	19%	6%
Adjusted EBITDA Margin	40%	42%	40%	-	- 2 p.p.
Net Income (R$ MM)	447	450	616	38%	37%
Net Margin (R$ MM)	14%	13%	16%	2 p.p.	3 p.p.
Total Sales (thousand t)
- Steel	1,262	1,044	1,220	-3%	17%
- Domestic Market	87%	82%	85%	-2 p.p.	3 p.p.
- Export	13%	18%	15%	2 p.p.	-3 p.p.
- Iron Ore[1]	5,622	6,435	6,601	17%	3%
- Domestic Market	9%	6%	6%	-3 p.p.	-
- Export	91%	94%	94%	3 p.p.	-
Net Debt (R$ MM)	6,610	9,850	10,665	61%	8%
Net Debt/Adjusted EBITDA[2]	1,56x	1,55x	1,62x	0,06x	0,07x
Cash Position	9,149	10,239	11,115	21%	9%

(1) Sales volumes include 100% of NAMISA sales
(2) Adjusted EBITDA for the last 12 months

At the close of 1Q11	Investor Relations Team
• BM&Fbovespa: CSNA3 R$26.68/share	- IR Executive Officer: Paulo Penido Pinto Marques
• NYSE: SID US$16.66/ADR (1 ADR = 1 share)	- Head of IR: David Moise Salama - +55 (11) 3049-7588
• Total no. of shares = 1,483,033,685	- Specialist: Claudio Pontes - +55 (11) 3049-7592
• Market Cap: R$38.9 billion/US$24.3 billion	- Specialist: Fábio Romanin – +55 (11) 3049-7598
(excludes treasury shares)	- Senior Analyst: Fernando Campos – +55 (11) 3049-7591
invrel@csn.com.br	- Analyst: Stephan Szolimowski – +55 (11) 3049-7593

Economic and Sector Scenario

The global economic recovery is gaining strength. According to the IMF, the prospects for 2011 and 2012 are improving and GDP growth in emerging and developed countries is expected to average 6% and 2.5%, respectively. Capital and trade flows between emerging and developed nations are moving up and both business and consumer confidence are increasing.

Despite the overall optimism, however, inflation is a growing concern for governments in many emerging markets. The upturn in commodity prices has been higher than expected, reflecting a strong growth in demand and reduced supply.

- USA:

The U.S. economy continues to recover in 2011. The IMF expects annual GDP growth of 2.8% and believes financial conditions in general are improving despite scarce credit and the deleveraging of the property market. The low level of corporate debt and easier access to bank loans, not only for major corporations, but also for small and medium enterprises, has had a positive impact on business confidence.

Also according to the IMF, U.S. capital flows are back to pre-crisis levels and are mostly directed to the emerging economies. According to the U.S. Treasury Department, the Consumer Price Index in March 2011 increased by 0.5% over the previous month and 2.7% over March 2010, basically due to the surge in commodity and gasoline prices.

According to the Federal Reserve, interest rates in March 2011 stood at 0.25%, having remained at that level since December 2008.

The IMF believes more attention should be given to lowering the projected deficit in 2011. Although measures to reduce maintenance costs and investments have contributed to this end, much broader initiatives, such as an overhaul of the tax and social security system, will be needed to substantially reduce the deficit in the medium term.

Although the creation of new jobs has increased, unemployment remains high, with more than 13.5 million people out of work, according to the Bureau of Labor Statistics, while the Treasury Department reported an unemployment rate of 8.8% in March 2011, 0.6 p.p. down on the 9.4% reported in December 2010.

- Europe:

Europe’s economy has been marked by huge disparities between the various countries in terms of economic and industrial performance. Germany continues to head the growth rankings, with a strong industrial growth and increasing exports. On the other hand, the Portuguese, Spanish, Greek, Irish and Italian governments have had to cut spending drastically and increase taxes.

Although economic activity moved up at the beginning of 2011 following the seasonal slump in the final three months of last year, and job market conditions improved due to the expansion of the private sector, unemployment is still high, at 9.5%.

During the crisis, the European Central Bank maintained interest rates at 1% p.a. in order to fuel consumption and stimulate the economy. At its last meeting, however, it raised interest to 1.25% in order to curb inflation, which is expected to reach 2.6% in 2011, according to the European Confederation of Iron and Steel Industries (EUROFER) estimates.

The IMF expects GDP growth of 1.6 and 1.8%, respectively, in 2011 and 2012.

- Asia:

The Chinese government’s priorities in 2011 are controlling the public deficit and inflation. In the last six months, it has implemented a series of measures to stem rising prices, such as increasing interest rates and imposing stricter lending criteria. It also introduced measures to ensure that banks retain more capital, thereby reducing the surge in loans and financing. Interest rates are now 6.31% for one-year loans following two Central Bank hikes. On the FX front, the yuan has appreciated by around 5% since the third quarter of 2010. As a result, the IMF estimates 2011 GDP growth of 9.7%, accompanied by a 3.1% upturn in inflation.

There are also some challenges to be overcome related to the environmental deterioration given the unbridled growth of the big urban centers, the need to create jobs for around 200 million rural workers who have migrated to the cities and the need to expand and diversify electric power infrastructure.

In mid-March, Japan was hit by an earthquake and tsunami that destroyed the north and northeast of the country. The true depth of the losses is still unknown, but the World Bank estimates a figure of between US$120 and US$230 billion, or between 2% and 4.5% of Japanese GDP.

Since the catastrophe, the Central Bank of Japan (BOJ) has injected around €330 billion into the economy in order to increase market liquidity, avoid investor panic and prevent a slide on the Tokyo Stock Exchange. Recently, the IMF reduced its 2011 GDP growth estimate from 1.6% to 1.4%.

- Brazil:

Following exceptionally strong growth in 2010, the economy is likely to record a more moderate upturn in 2011,according to the Central Bank’s Focus report.

The government has adopted a series of fiscal and monetary measures in an attempt to reduce domestic liquidity and contain the credit expansion, aiming to curb household consumption and restrain inflation, which the Focus report indicates is already approaching the 6.5% ceiling stipulated by the Central Bank.

At its last meeting, the COPOM (Monetary Policy Committee) decided to raise interest rates by 25 bps to 12% p.a. This is the third increase this year and there may well be more. In its communiqué, the Bank states that this long-term measure is designed to ensure convergence with the 2012 target of 4.5%.

Despite expectations of a controlled economic downturn in 2011, business confidence remains high. According to the Getulio Vargas Foundation (FGV), March’s industrial confidence index remained stable when compared to January 2011 at 112.4 points. Similarly, the FGV’s capacity use index remained at 84% between January and March.

The job market also remains strong. According to CAGED (the employed and unemployed registry), 281,000 new registered jobs were created in February, 34% up year-on-year and the highest ever February figure.

According to IPEA (Institute of Applied Economic Research), industrial output grew by 2.2% in the first two months of 2011 despite increased costs due to the elevated exchange rate. The market expects the dollar to close the year at US$1.65.

	2011	2012
IPCA (%)	6.37	5.00
Commercial dollar (final) – R$	1.62	1.70
SELIC (final - %)	12.50	12.00
GDP (%)	4.00	4.25
Industrial Production (%)	4.04	4.58
Source: FOCUS BACEN	Base: April 29, 2011

Adoption of IFRS

CSN’s consolidated financial statements are presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and in accordance with Brazilian accounting practices, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010.

Net Revenue

Consolidated net revenue totaled R$3,789 million in 1Q11, 19% up on the R$3,185 million posted in 1Q10, chiefly due to higher iron ore prices and sales volume, and 10% more than in 4Q10, basically thanks to the upturn in domestic steel product sales volume.

Cost of goods sold (COGS)

In 1Q11, consolidated COGS totaled R$2,233 million, 16% more than the R$1,929 million registered in 4Q10, primarily reflecting the increase in steel product sales volume.

In year-on-year terms, consolidated COGS grew 25% over the R$1,781 million recorded in 1Q10, basically due higher iron ore sales volume.

Selling, General, Administrative and Other Operating Expenses

In the first quarter, SG&A expenses totaled R$241 million, 14% down on 4Q10, chiefly due to the reduction in freight and general services expenses. In the 12-month comparison, SG&A expenses dropped by 23%.

CSN recorded a net expense of R$125 million in the “Other Revenue and Expenses” line in 1Q11, a R$55 million improvement over the previous quarter, basically due to non-recurring expenses with provisions for environmental contingencies in 4Q10, partially offset by additional REFIS payments. In annual terms, SG&A expenses fell by R$9 million.

EBITDA

Adjusted EBITDA as presented in this report comprises of net income before the financial result, income and social contribution taxes, depreciation and amortization and other operating revenue (expenses), the latter item being excluded due to its non-recurring nature.

Adjusted EBITDA totaled R$1,529 million in 1Q11, 19% up on the R$1,289 million recorded in 1Q10, while the adjusted EBITDA margin remained flat at 40%.

In relation to the previous quarter, adjusted EBITDA increased by 6%, while the margin decreased by 2 p.p.

Financial Result and Net Debt

The 1Q11 net financial result was negative by R$518 million, chiefly due to the following factors:

• Provisions for interest on loans and financing totaling R$545 million;
• Negative monetary and foreign exchange variations of R$93 million, including the result of derivative operations;
• The monetary restatement of tax provisions totaling R$42 million.

These negative effects were partially offset by returns on financial investments and other financial revenue/expenses, totaling R$162 million.

On March 31, 2011, the consolidated net debt stood at R$10.7 billion, R$0.8 billion more than the R$9.9 billion recorded on December 31, 2010, essentially due to the following factors:

• Investments of R$0.8 billion in fixed assets;
• A R$0.5 billion effect related to the cost of debt;
• The acquisition of bonds for trading and sale, totaling R$0.8 billion.

These effects were partially offset by 1Q11 adjusted EBITDA of R$1.5 billion.

The net debt/adjusted EBITDA ratio closed 1Q11 at 1.62x, based on LTM adjusted EBITDA of R$6.6 billion, 0.07x up on the 1.55x ratio recorded at the end of the previous quarter.

Indebtedness (R$ MM) and Net Debt / Adjusted EBITDA

In February 2011, CSN contracted a Special Corporate Credit – Major Corporations loan from Caixa Econômica Federal through the issue of a R$2.0 billion bank credit bill, maturing in 94 months.

Consolidated Net Income

CSN posted 1Q11 net income of R$616 million, 37% up on 4Q10, chiefly reflecting the improved operating results in the steel and mining segments and the reduction in G&A expenses and “Other Revenue and Expenses”.

In year-on-year terms, net income improved by 38%.

Capex

CSN invested R$820 million in 1Q11, R$488 million of which in subsidiaries or joint subsidiaries, allocated as follows:
•  Transnordestina Logística: R$350 million;
•  MRS Logística: R$51 million;
•  CSN Cimentos: R$28 million;

The remaining R$332 million went to the parent company, mostly in the following projects:
•  Maintenance and repairs: R$114 million;
•  Expansion of the Casa de Pedra mine: R$43 million;
•  Expansion of the Port of Itaguai: R$28 million;
•  CSN Aços Longos: R$19 million
•  Technological improvements: R$11 million.

Working Capital

Working capital closed March 2011 at R$2,201 million, in line with the figure at the end of December 2011, basically due to increased sales in 1Q11, which reduced “Inventories” and pushed up “Accounts Receivable”. The average receivables period climbed from 25 days at the end of December 2010 to 29 days at the close of March 2011, while the average supplier payment period remained flat at 22 days.

WORKING CAPITAL (R$ MM)	1Q10	4Q10	1Q11	Change 1Q11 x 4Q10	Change 1Q11 x 1Q10
Assets	3,440	3,841	3,817	(24)	377
Accounts Receivable	1,099	1,259	1,397	137	298
Inventory (*)	2,323	2,492	2,378	(114)	55
Advances to Taxes	19	90	42	(48)	23
Liabilities	1,739	1,654	1,616	(38)	(124)
Suppliers	550	521	494	(27)	(56)
Salaries and Social Contribution	133	165	165	0	31
Taxes Payable	975	933	924	(9)	(51)
Advances from Clients	81	35	33	(2)	(48)
Working Capital	1,701	2,187	2,201	14	500

TURNOVER RATIO Average Periods	1Q10	4Q10	1Q11	Change 1Q11 x 4Q10	Change 1Q11 x 1Q10
Receivables	26	25	29	4	3
Supplier Payment	28	22	22	-	(6)
Inventory Turnover	91	111	102	(9)	11
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

Steel	Mining	Logistics	Cement	Energy
Presid. Vargas Steelworks	Casa de Pedra	Railways:	Volta Redonda	CSN Energia and
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- Transnordestina
LLC	ERSA	Port:
Lusosider		- Sepetiba Tecon
Prada (Distribution and
Packaging)
Metalic

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. CSN’s management uses adjusted EBITDA as an indicator to measure recurring net operating cash flow.

The charts below show the various segments’ contribution to CSN’s overall net revenue and adjusted EBITDA:

Net revenue by segment in 1Q11 (R$ million)

Each segment’s share of adjusted EBITDA in 1Q11 (R$ million)

The Company’s consolidated results by business segment are presented below:

R$ million								1Q11
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Eliminations/ Corporate	Consolidated
Net Revenue	2,305	1,210	37	232	29	63	(85)	3,789
Domestic Market	1,966	195	37	232	29	63	(79)	2,441
Foreign Market	339	1,015	-	-	-	-	(6)	1,348
Cost of Goods Sold	(1,635)	(436)	(21)	(145)	(10)	(49)	63	(2,233)
Gross Profit	670	774	16	87	19	13	(22)	1,556
Selling, General and Administrative Expenses	(118)	(18)	(4)	(20)	(6)	(12)	(64)	(241)
Depreciation	141	36	1	26	6	4	1	215
Adjusted EBITDA	693	792	13	92	19	6	(85)	1,529
Adjusted EBITDA Margin	30%	65%	36%	40%	64%	9%		40%

R$ million								1Q10
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Eliminations/ Corporate	Consolidated
Net Revenue	2,553	454	28	202	27	36	(116)	3,185
Domestic Market	2,277	93	28	202	27	36	(116)	2,548
Foreign Market	276	361	-	-	-	-	-	637
Cost of Goods Sold	(1,514)	(190)	(17)	(110)	(8)	(37)	96	(1,781)
Gross Profit	1,039	263	11	92	19	(1)	(20)	1,404
Selling, General and Administrative Expenses	(147)	(32)	(4)	(16)	(6)	(7)	(101)	(313)
Depreciation	131	36	3	24	6	2	(3)	199
Adjusted EBITDA	1,024	267	11	100	18	(6)	(124)	1,289
Adjusted EBITDA Margin	40%	59%	38%	49%	68%	-15%		40%

Steel

Brazilian Scenario

According to the Brazilian Steel Institute (IABr), 1Q11 consolidated production totaled 8.5 million tonnes of crude steel and 6.4 million tonnes of rolled flat steel, 6.2% and 2.0% up, respectively, on the same period in 2010.

Domestic steel product sales came to 5.3 million tonnes in the first quarter, a 5.6% year-on-year improvement, while exports jumped by 39.2% to 2.8 million tonnes.

Steel product imports totaled 866,200 tonnes, 34.3% down on 1Q10.

As a result, apparent consumption of steel products in the Brazilian market came to 6.2 million tonnes in the first three months of the year.

Segments

Automotive:

According to ANFAVEA (the auto manufacturers’ association), vehicle output reached record levels in 1Q11, increasing by more than 7.9% over 1Q10, when the IPI (federal VAT) discount was still in force.

Despite the restrictive measures that squeezed credit supply, vehicle sales climbed by 4.8% year-on-year (also according to ANFAVEA), reaching 825,300 units, a new record.

The auto industry posted revenue of US$3.27 billion, 25.8% more than in 1Q10.

ANFAVEA estimates 2011 production of 3.68 million vehicles, higher than last year and yet another record.

Construction:

The construction sector should maintain the strong growth pace of recent quarters, favored, as before, by the population’s higher average income, the expansion of the government’s housing programs, the 2014 World Cup and the 2016 Olympic Games. According to a survey by FGV/SEBRAE, the construction sector will absorb R$22.8 billion of the R$30 billion allocated to the World Cup budget.

However, there are obstacles to this growth, one of the main ones being higher costs, chiefly due to the shortage of skilled labor. In fact, the increase in costs has already impacted the Market Construction Price Index (INCC-M), which climbed by 1.21% in the first quarter.

Despite the credit restrictions, the volume of housing financing agreements continued to move up – Caixa Econômica Federal alone granted loans totaling R$14.7 billion in 1Q11.

According to a survey by the National Confederation of Industry (CNI), sector businessmen are optimistic in regard to activity levels in the coming months.

SINDUSCON-SP (the São Paulo building industry association) and the Getulio Vargas Foundation (FGV) estimate sector growth of 6% in 2011.

Distribution:

According to INDA (the Brazilian steel distributors’ association), purchases by distributors totaled 1.089 million tonnes in 2Q11, 21% up on the previous quarter.

Flat steel sales increased by 20% over 4Q10, reaching 1.1 million tonnes.

Inventories ended the quarter at 3.1 months, slightly above the historical average of 2.8 months.

Home Appliances:

Geraldo Alckmin, the São Paulo state governor, signed a decree reducing ICMS (state VAT) on appliance manufacturers from 18% to 7%, which will have a positive impact on the sector.

According to PROVAR/FIA, annual per capita home appliance spending intentions in São Paulo state are expected to increase by 4.8% year-on-year in 2Q11 to R$1,263.

According to Consultoria Tendências, sector growth in the second quarter should move up slightly, reaching 4.2% in 2011 as a whole.

Net Revenue

Net revenue from steel operations in 1Q11 totaled R$2,305 million, 9% up on 4Q10, basically due to the increase in domestic sales volume, and 10% down on 1Q10, due to lower prices and domestic sales volume.

Total Sales Volume

CSN recorded total sales volume of 1.2 million tonnes in 1Q11, 17% more than in 4Q10. Of this total, 85% was sold on the domestic market and 12% by overseas subsidiaries, while 3% went to direct exports. In year-on-year terms, volume fell by 3%.

Domestic Sales Volume

Domestic sales totaled 1 million tonnes in 1Q11, a 20% improvement over the quarter before, fueled by stronger demand for flat steel in Brazil. In comparison with the same period last year, sales volume dropped by 6%, chiefly due to exceptionally strong demand in 1Q10.

Exports

CSN exported 186,000 tonnes in 1Q11, virtually identical to the 4Q10 figure. Sales by CSN LLC and Lusosider totaled 146,000 tonnes, while direct exports amounted to 40,000 tonnes.

In year-on-year terms, exports grew by 11%. CSN LLC and Lusosider’s sales climbed by 18%, while direct exports fell by 7%.

Prices

Net revenue per tonne averaged R$1,858 in 1Q11, 6% below the 4Q10 figure, mainly due to the product mix.

Production

Crude and rolled steel production totaled 1.1 million tonnes and 1.0 million tonnes in 1Q11, corresponding to quarter-on-quarter reductions of 12% and 5%, respectively.

Production (in thousand t)	1Q10	4Q10	1Q11	Change
				1Q11 x 1Q10	1Q11 x 4Q10
Crude Steel (UPV)	1,178	1,292	1,132	-4%	-12%
Rolled Products	1,203	1,083	1,034	-14%	-5%

Cost of goods sold (COGS)

Steel segment COGS stood at R$1.63 billion in 1Q11, 10% up on the R$1.48 billion recorded in 4Q10, chiefly due to the upturn in sales volume.

In relation to 1Q10, COGS increased by 8%, primarily due to the higher cost of certain raw materials, such as coal and coke.

Production costs

In 1Q11, total steel production costs came to R$1.3 billion, 7% or R$0.1 billion, less than the R$1.4 billion reported in 4Q10.

Raw materials: reduction of R$112 million, primarily in regard to:

- Coal and coke: decline of R$93 million, basically due to lower consumption;

- Iron ore: reduction of R$7 million due to lower consumption;

- Scrap: downturn of R$12 million, also due to lower consumption;

Labor: decline of R$16 million.

Other production costs: reduction of R$21 million.

Depreciation: increase of R$28 million due to new asset incorporations.

STEEL PRODUCTION COSTS (Parent Company)

Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$693 million in 1Q11, 10% up on the R$632 million recorded in 4Q10, basically due to higher domestic sales, accompanied by an adjusted EBITDA margin of 30%, stable in relation to the previous quarter.

Mining

Scenario

The first three months of 2011 were marked by conflicts in the Middle East, earthquakes, tsunamis and floods in Australia, all of which had a direct impact on the iron ore and steel markets and some of which will continue to be felt for some time.

The prospects are still positive, with iron ore demand continuing to outstrip supply until 2014. After this, supply is likely to move up as the new ongoing projects progress and Chinese steel output begins to level off.

Despite the Chinese government’s adoption of restrictive measures to curb economic growth, CRU believes the country will still respond for a major slice of the mining market thanks to its urbanization process, which has resulted in massive domestic consumption. According to the World Steel Association (WSA) and CRU, Chinese iron ore imports should reach 895 million tonnes in 2015.

In the short term, strong seasonal demand, punctured by supply breaks, may push spot prices up from their current US$180/t to US$190/t, also reflecting rapid demand growth in the emerging markets, high-cost production in China and infrastructure bottlenecks in the new mining projects.

According to the current pricing scenario, the basic Platts price (62%Fe CFR) should reach US$179.26 in 2Q11, 20% up on 1Q11. Given the current level of global consumption, the prospects for the coming quarters are promising for both prices and sales volume.

In 1Q11, Brazil’s iron ore exports remained stable over the same period last year at 71 million tonnes, but fell by 18% over 4Q10 due to the normal first-quarter seasonal supply restrictions.

Analysis of Results

CSN’s mining segment comprises the mining and sale of iron ore (the Casa de Pedra mine and a 60% interest in Namisa) in addition to port terminal operations (Tecar) and tin (ERSA).

Iron ore sales

In 1Q11, CSN and Namisa’s total sales of finished iron ore products to third parties amounted to 6.6 million tonnes1, 17% and 3% up on 1Q10 and 4Q10, respectively. Of this total, exports accounted for 6.2 million tonnes, with 3.7 million tonnes sold by Namisa.

The Company’s own consumption absorbed 1.7 million tonnes in 1Q11.

Considering CSN’s 60% interest in Namisa, sales came to 5.1 million tonnes in 1Q11, 23% up on 1Q10 and 15% up on 4Q10.

Net Revenue

Net revenue totaled R$1.2 billion in 1Q11, 9% up on 4Q10, due to higher sales volume, and 167% more than in 1Q10, reflecting the price and volume upturn.

Cost of goods sold (COGS)

COGS came to R$436 million in 1Q11, 32% more than in 4Q10, reflecting the mix of products sold. In comparison with 1Q10, COGS jumped by 129%, due to higher sales volumes.

Adjusted EBITDA

First-quarter adjusted EBITDA totaled R$792 million, virtually identical to the 4Q10 figure, accompanied by an adjusted EBITDA margin of 65%, down by 6 p.p., basically due to the above-mentioned upturn in COGS.

In comparison with 1Q10, however, adjusted EBITDA climbed by a massive 196% and the adjusted EBITDA margin widened by 6 p.p., due to higher prices and volumes in 1Q11.

1 Sales volumes include 100% of the stake in NAMISA.

Logistics

Scenario

2010 Overview:

Port logistics

According to ANTAQ (National Waterway Transport Agency), handled volume totaled 834 million tonnes in 2010, 14% up on 2009, led by the 16% upturn in iron ore exports to 311 million tonnes. In the container segment, the Brazilian ports handled 6.8 million TEUs, 12% more than the year before.

Railway logistics

According to ANTT (National Rail Transport Association), transported volume totaled 471.1 million tonnes, 19% up on 2009, led by the 59% increase in iron ore and coal volume. In the same period, production grew by 15% to 280 billion tonne-kilometers.

The outlook remains highly promising. The ANTT estimates 2011 volume of 530 million tonnes, production of 315 billion tonne-kilometers and investments of R$3 billion in private concessions.

Analysis of Results

This sector encompasses railway logistics, via the Company’s interest in two companies (MRS Logística and Transnordestina Logística) and port logistics, through the Sepetiba Tecon terminal.

1. Railway logistics

Analysis of Results

MRS and Transnordestina’s individual results had not yet been announced up to the publication of this release. In 1Q11, consolidated net revenue from railway logistics totaled R$232 million, COGS stood at R$145 million and adjusted EBITDA came to R$92 million, accompanied by an adjusted EBITDA margin of 40%.

2. Port logistics

Analysis of Results

Consolidated net revenue from port logistics amounted to R$37 million in 1Q11, COGS came to R$21 million and EBITDA totaled R$13 million, with an EBITDA margin of 36%.

Cement

Scenario

The cement market remained buoyant in the first quarter of 2011. Preliminary figures from SNIC (the cement industry association) indicate domestic sales of 14.4 million tonnes, 6.6% up year-on-year. The Southeast Region of Brazil accounted for half of domestic consumption, followed by the Northeast, with 19%, and the South with 16%.

According to SNIC,LTM consolidated sales (April 2010 through March 2011) stood at 60 million tonnes, 12.4% up year-on-year.

Analysis of Results

In 1Q11, net revenue from cement operations totaled R$63 million, with sales volume of 335,000 tonnes and COGS of R$49 million. Adjusted EBITDA came to R$6 million in 1Q11, accompanied by an adjusted EBITDA margin of 9%.

Energy

Scenario

Electric power consumption grew by a substantial 5.1% in January and February over the same period last year, according to the Ministry of Mines and Energy’s Energy Research Company (EPE).

Despite soaring consumption, demand is still in line with structural supply for the next five years, according to the Projected Electricity Demand survey published recently by the EPE, largely thanks to the government’s energy auctions, which have added supply in excess of estimated demand growth of 5% p.a.

Analysis of Results

Net revenue totaled R$29 million in 1Q11, COGS stood at R$10 million and EBITDA came to R$19 million, accompanied by an EBITDA margin of 64%.

Capital Market

Share Performance

In 1Q11, CSN’s shares remained flat over the previous quarter, versus the 1% downturn recorded by the IBOVESPA in the same period.

On the NYSE, CSN’s ADRs also remained flat over 4Q10, versus the Dow Jones’ 6% upturn in 1Q11.

Daily traded volume in CSN’s shares averaged R$83.5 million, 12% more than in the previous quarter. On the NYSE, daily traded volume in CSN’s ADRs averaged US$73.4 million, 4% higher than in 4Q10.

The Annual Shareholders’ Meeting of April 29, 2011 approved Management’s proposal regarding the payment of R$1,500 million in dividends and R$356.8 million in interest on equity, totaling R$1,856.8 million.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	1Q10	4Q10	1Q11
Shares	1,510,359,220	1,483,033,685	1,483,033,685
Market Capitalization
Closing Price (R$/share)	34.53	26.67	26.68
Closing Price (US$/ADR)	19.34	16.67	16.66
Market Capitalization (R$ million)	50,348	38,884	38,899
Market Capitalization (US$ million)	28,200	24,304	24,290
Total return including dividends and interest on equity
CSNA3	27%	-9%	0%
SID	25%	-6%	0%
Ibovespa	3%	0%	-1%
Dow Jones	4%	7%	6%
Volume
Average Daily (thousand shares)	4,739	2,666	3,036
Average Daily (R$ thousand)	143,703	74,742	83,539
Average Daily (thousand ADRs)	6,577	4,202	4,377
Average Daily (US$ thousand)	110,526	70,830	73,485

Source: Economática
* Figures were retroactively adjusted to reflect the share split occurred on March 25, 2010.

Subsequent Events

On April 20, 2011 CSN contracted a R$1.5 billion loan from Banco do Brasil through the issue of Export Credit Notes in order to finance its exports.

On the same date, the Company adhered to the public offer for Riversdale Mining Limited, selling its entire total stake in Riversdale, equivalent to 47,291,891 shares, to Rio Tinto for A$16.50 per share, amounting to A$780 million.

Webcast – 1Q11 Earnings Presentation

Conference Call in Portuguese May 4, 2011 10:00 a.m. – Brasília time 9:00 a.m. – US EDT Phone: +55 (11) 3127-4971 Conference ID: CSN Webcast: www.csn.com.br/ri	Conference Call in English May 4, 2011 12:00 p.m. – Brasília time 11:00 a.m. – US EDT Phone: +1 (973) 935-8893 Conference ID: 61591983 Webcast: www.csn.com.br/ir

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a complex that combines steel, mining, infrastructure (logistics and energy) and cement business. With a total annual production capacity of 5.6 million tonnes of crude steel and 2.4 million tonnes of cement, consolidated net revenue of R$14.5 billion in 2010, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide. It is also one of the world’s most profitable steelmakers.

CSN’s adjusted EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization, and other revenues and expenses. Adjusted EBITDA should not be regarded as an alternative to net income (loss) as an indicator of the Company’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’s management considers adjusted EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not a recognized by Brazilian accounting practices (Corporation Law or BR GAAP) or US GAAP and the manner in which it is defined or calculated may vary from company to company.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or the financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

INCOME STATEMENT

CONSOLIDATED – Corporate Law – In Thousand of R$

	1Q10	4Q10	1Q11
Net Revenues	3,184,630	3,444,494	3,789,008
Domestic Market	2,547,787	2,221,434	2,444,013
Export Market	636,843	1,223,060	1,344,995
Cost of Good Sold (COGS)	(1,781,066)	(1,928,625)	(2,232,828)
COGS, excluding depreciation	(1,590,300)	(1,729,623)	(2,027,399)
Depreciation allocated to COGS	(190,766)	(199,002)	(205,429)
Gross Profit	1,403,564	1,515,869	1,556,180
Gross Margin (%)	44%	44%	41%
Selling Expenses	(200,281)	(131,072)	(118,244)
General and Administrative Expenses	(104,703)	(141,489)	(113,883)
Depreciation allocated to SG&A	(8,187)	(9,199)	(9,184)
Other operation income (expense), net	(134,092)	(179,824)	(125,443)
Operating income before financial equity interests	956,301	1,054,285	1,189,426
Net Financial Results	(477,907)	(537,734)	(518,436)
Income before social contribution and income taxes	478,394	516,551	670,990
Income Tax and Social Contribution	(31,124)	(66,216)	(55,295)
Net Income (Loss)	447,270	450,335	615,695
Attributable to Controlling Shareholders	448,938	451,298	617,519
Attributable to Non-Controlling Shareholders	(1,668)	(963)	(1,824)
Adjusted EBITDA	1,289,346	1,442,310	1,529,482
Adusted EBITDA Margin (%)	40%	42%	40%

INCOME STATEMENT

PARENT COMPANY – Corporate Law – In Thousand of R$

	1Q10	4Q10	1Q11
Net Revenues	2,549,343	2,322,844	2,570,165
Domestic Market	2,345,428	1,947,903	2,225,207
Export Market	203,915	374,941	344,958
Cost of Good Sold (COGS)	(1,426,717)	(1,369,598)	(1,726,681)
COGS, excluding depreciation	(1,275,830)	(1,208,363)	(1,559,478)
Depreciation allocated to COGS	(150,887)	(161,235)	(167,203)
Gross Profit	1,122,626	953,246	843,484
Gross Margin (%)	44%	41%	33%
Selling Expenses	(170,477)	(84,161)	(79,780)
General and Administrative Expenses	(69,302)	(92,325)	(72,250)
Depreciation allocated to SG&A	(3,163)	(3,272)	(2,945)
Other operation income (expense), net	(159,122)	(115,549)	(138,774)
Equity interest in subsidiary	242,360	235,517	496,762
Operating income before financial equity interests	962,922	893,456	1,046,497
Net Financial Results	(558,824)	(497,436)	(470,929)
Income before social contribution and income taxes	404,098	396,020	575,568
Income Tax and Social Contribution	44,840	55,255	41,951
Net Income (Loss)	448,938	451,275	617,519

BALANCE SHEET

Corporate Law – In Thousand of R$

	Consolidated		Parent Company
	3/31/2011	12/31/2010	3/31/2011	12/31/2010
Current Assets	17,227,030	15,793,688	8,068,468	5,519,090
Cash and Cash Equivalents	11,115,047	10,239,278	1,519,645	108,297
Trade Accounts Receivable	1,462,847	1,367,759	2,192,247	2,180,972
Inventory	3,285,739	3,355,786	2,513,726	2,706,713
Deferred Income Tax and Social Contribution	475,735	473,787	237,268	257,559
Guarantee margin of financial instruments	295,687	254,485
Intercompany Loans	529,980	17,318	1,360,830	164,210
Others	61,995	85,275	244,752	101,339
Non-Current Assets	23,044,255	22,007,526	31,999,333	31,849,722
Long-Term Assets	5,165,612	5,664,879	4,760,678	6,371,380
Investments	3,104,520	2,103,624	18,165,639	16,959,784
PP&E	14,309,434	13,776,567	9,051,273	8,432,416
Intangible	464,689	462,456	21,743	86,142
TOTAL ASSETS	40,271,285	37,801,214	40,067,801	37,368,812
Current Liabilities	5,312,080	4,455,955	6,403,255	5,087,912
Suppliers	598,556	521,156	368,797	334,781
Taxes and Contributions	277,607	275,991	132,369	74,967
Loans and Financing	1,999,792	1,308,632	3,576,099	2,366,347
Dividends Payable	748,544	631,344	747,053	630,051
Others	1,687,581	1,718,832	1,578,937	1,681,766
Non-Current Liabilities	26,517,398	25,522,571	25,410,615	24,648,140
Loans, Financing and Debentures	19,779,921	18,780,815	14,024,949	12,817,002
Provisions for contingencies, net judicial deposits	2,667,591	2,674,321	2,735,884	2,723,568
Deferred Income Tax and Social Contribution	10,321	-	-
Accounts Payable with Subsidiaries	3,048,102	3,028,924	7,710,297	8,141,037
Others	1,011,463	1,038,511	939,485	966,533
Shareholders' Equity	8,441,807	7,822,688	8,253,931	7,632,760
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	30	30	30	30
Earnings Reserve	6,689,974	6,689,974	6,689,974	6,689,974
Treasury Stock	(570,176)	(570,176)	(570,176)	(570,176)
Retained Earnings	500,507	-	500,507	-
Equity Adjustments	830,475	(119,094)	830,475	(119,094)
Cumulative Conversion Adjustment	(1,362,034)	(1,364,292)	(1,362,034)	(1,364,292)
Other Comprehensive Income	484,208	1,315,371	484,208	1,315,371
Non-Controlling Shareholders Interest	187,876	189,928	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	40,271,285	37,801,214	40,067,801	37,368,812

CASH FLOW

CONSOLIDATED – Corporate Law – In Thousand of R$

	1Q10	4Q10	1Q11
Cash Flow from Operating Activities	272,038	(163,161)	917,687
Net Income for the period	447,270	450,335	615,695
Foreign exchange and monetary variations, net	214,025	(130,025)	(38,381)
Provision fo financial expenses	351,320	458,517	462,403
Depreciation, exhaustion e amortization	202,298	208,201	221,519
Provisions for Swap	(143,040)	38,331	111,584
Deferred income taxes and social contribution	(6,511)	1,711	(41,375)
Provisions	106,724	(66,091)	42,829
Working Capital	(900,048)	(1,124,140)	(456,587)
Accounts Receivable	48,583	237,776	(123,176)
Inventory	(431,918)	11,905	187,998
Suppliers	41,850	(114,348)	(27,658)
Taxes	47,038	(199,542)	28,793
Interest Expenses	(536,680)	(931,765)	(471,050)
Judicial Deposits	(7,568)	8,953	(14,351)
Others	(61,353)	(137,119)	(37,143)
Cash Flow from Investment Activities	(520,067)	(597,710)	(1,663,848)
Derivatives	153,486	621,750	(30,845)
Investments	(222,689)	148,437	(809,955)
Fixed Assets/Deferred/Intangible	(450,864)	(1,367,897)	(823,048)
Cash Flow from Financing Activities	1,269,090	(421,891)	1,788,049
Issuances	1,651,374	1,351,216	2,129,169
Amortizations	(382,284)	(1,901,880)	(341,120)
Dividends / Equity Interest	-	(38)	-
Payment of Capital - Non-Controlling Shareholders	-	128,811	-
Foreign Exchange Variation on Cash and Cash Equivalents	41,104	54,184	(166,119)
Free Cash Flow	1,062,165	(1,128,578)	875,769

SALES VOLUME AND NET REVENUE PER UNIT (STEEL)

CONSOLIDATED

SALES VOLUME (Thousand tonnes)	1Q10	4T10	1Q11
DOMESTIC MARKET	1,095	859	1,034
Slabs	30	1	10
Hot Rolled	441	355	460
Cold Rolled	195	147	208
Galvanized	295	238	238
Tin Plate	134	118	118
FOREIGN MARKET	167	184	186
Slabs	-	-	-
Hot Rolled	-	-	6
Cold Rolled	1	9	16
Galvanized	127	125	129
Tin Plate	39	50	35
TOTAL MARKET	1,262	1,043	1,220
Slabs	30	1	10
Hot Rolled	441	355	466
Cold Rolled	196	156	224
Galvanized	422	363	367
Tin Plate	173	168	153

NET REVENUE PER UNIT (R$/ton)	1Q10	4T10	1Q11
TOTAL MARKET	1,965	1,972	1,858

PARENT COMPANY

SALES VOLUME (Thousand tonnes)	1Q10	4T10	1Q11
DOMESTIC MARKET	1,106	844	1,045
Slabs	30	1	10
Hot Rolled	449	353	458
Cold Rolled	221	141	214
Galvanized	269	229	242
Tin Plate	137	120	121
FOREIGN MARKET	44	98	172
Slabs	-	-	19
Hot Rolled	-	42	85
Cold Rolled	-	-	27
Galvanized	5	6	5
Tin Plate	39	50	35
TOTAL MARKET	1,150	942	1,217
Slabs	30	1	29
Hot Rolled	449	395	543
Cold Rolled	221	141	241
Galvanized	274	235	248
Tin Plate	176	170	156

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 4, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.